EXHIBIT  14

To announce the Company’s February 2012 revenues

Date of events: 2012/03/12

Contents:

1.Date of occurrence of the event:2012/03/12

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom today announced a 3.3% year-over-year decrease in unaudited unconsolidated total revenue to NT$15.5 billion in February 2012. Operating income decreased by 34.1% year-over-year to NT$3.18 billion, net income decreased by 30% year-over-year to NT$2.89 billion, and EPS decreased by 30.2% to NT$0.37.

The revenue decrease was primarily attributable to (1)the decrease in local and mobile revenues resulting from the voice traffic decline and fewer working days because of the Chinese New Year vacation, (2) the tariff reduction for domestic long distance calls, (3) the fiber and ADSL tariff reductions by the company, which offset the increase from (1)the hot sales of iPhone 4S, (2) the increase of mobile VAS revenue due to mobile internet subscriber growth.

6.Countermeasures:None

7.Any other matters that need to be specified: None